August 16, 2024

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, CA 95134

       Re: zSpace, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 09, 2024
           File No. 333-280427
Dear Paul Kellenberger:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2024 letter.

Amendment No. 2 to Form S-1
Prospectus Summary, page 1

1. We note your revised disclosure in response to prior comment 3 that you expect that the majority of the proceeds will be directed to funding product commitments and software development initiatives. Please revise the disclosure in the prospectus summary correspondingly.
 August 16, 2024
Page 2

       Please contact Chris Dietz at 202-551-3408 or Dave Edgar at 202-551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact
Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   M. Ali Panjwani